Exhibit 12

GENERAL MOTORS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(dollars in millions)
Income (loss) from continuing operations	$(30,860)	$(43,297)	$(2,423)	$(10,621)	$2,415
Income tax expense (benefit)	1,766	37,162	(3,046)	(6,046)	(1,297)
(Income)/losses of and dividends from nonconsolidated associates	146	575	182	141	(447)
Amortization of capitalized interest	77	48	51	47	79

Income (loss) before income taxes, undistributed income of nonconsolidated associates, and capitalized interest	(28,871)	(5,512)	(5,236)	(16,479)	750

Fixed charges included in income (loss)
Interest and related charges on debt	2,479	3,306	16,944	15,606	11,948
Portion of rentals deemed to be interest	226	220	301	293	274

Total fixed charges included in income (loss) from continuing operations	2,705	3,526	17,245	15,899	12,222

Earnings (losses) available for fixed charges	$(26,166)	$(1,986)	$12,009	$(580)	$12,972

Fixed charges
Fixed charges included in income (loss)	$2,705	$3,526	$17,245	$15,899	$12,222
Interest capitalized in the period	244	24	44	45	38

Total fixed charges	$2,949	$3,550	$17,289	$15,944	$12,260

Ratios of earnings (losses) to fixed charges					1.06

Earnings for the years ended December 31, 2008, 2007, 2006 and 2005 were inadequate to cover fixed charges. Additional earnings of $29.1 billion, $5.5 billion, $5.3 billion and $16.5 billion for 2008, 2007, 2006 and 2005, respectively, would have been necessary to bring the respective ratios to 1.0.